Mail Stop 3561

January 5, 2007

Mr. Dennis Calvert
Interim Chief Financial Officer
NuWay Medical, Inc.
2603 Main Street, Suite 1155
Irvine, California 92614

> **RE:** **NuWay Medical, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, June 30, and September 30, 2006**
> **File No. 0-19709**

Dear Mr. Calvert:

   We have reviewed your response letter dated December 11, 2006 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 25

   1.   We note in your response to our prior comment 2 in our letter dated September 21, 2006 that you would include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a -15(e). However, your disclosures in Forms 10-QSB filed on November 17 and December 14, 2006 continue to omit parts of the definition. You state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In all future interim and annual filings, please revise to clarify, if true, that your principal executive officer and principal financial officer concluded disclosure controls and procedures are also effective in ensuring that material information required to be included in the report is made known to them by others on a timely basis and is accumulated and communicated to management, including your principal executive and principal financial officer, to

allow timely decisions regarding required disclosure. Please refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a -15(e).

Notes to Financial Statements

Note 8. Loan Agreement – Augustine Loan, page F-18

2.   We have read your response to our prior comment 3. Please tell us the basis in GAAP for recording the issuance of these warrants as a discount on Notes, citing relevant authoritative literature. In doing so, please tell us why your classification of these warrants complies with the requirements of EITF 00-19.

Form 10-QSB/A for Fiscal Quarter Ended September 30, 2006

Consolidated Balance Sheets, page 3

3.   We note that the balance of notes payable remains unchanged from June 30, 2006 at $3,298,070. According to disclosures on page 39, we also note that you issued Fall 2006 Notes during the three months ended September 30, 2006, according to disclosures on page 39. Please tell us where you have recorded the new notes on the balance sheet or revise your filing accordingly.

Statements of Cash Flows, page 6

4.   We note that the amount you have disclosed as cash provided by financing activities during the nine months ended September 30, 2006 does not agree to amounts disclosed on pages 38 and 39. In particular, we note that $802,500 was received during the first quarter related to the Third Offering Note and $252,500 was received related to the issuance of the Fall 2006 Notes during the three months ended September 30, 2006. Please reconcile these amounts and revise your filing accordingly.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter as a correspondence file on EDGAR.

    You may contact Staff Accountant Ta Tanisha Meadows at (202) 551-3322, or in her absence, Donna Di Silvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief